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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                BROADVISION, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                   111412-10-2

                      (CUSIP Number of Class of Securities)

                            (Underlying Common Stock)

                                   Copies to:

  SCOTT C. NEELY, ESQ.                             KENNETH L. GUERNSEY, ESQ.
     VICE PRESIDENT                                   JAMIE E. CHUNG, ESQ.
     GENERAL COUNSEL                               VIRGINIA C. EDWARDS, ESQ.
    BROADVISION, INC.                                  COOLEY GODWARD LLP
      585 BROADWAY                               ONE MARITIME PLAZA, 20TH FLOOR
 REDWOOD CITY, CA 94063                             SAN FRANCISCO, CA 94111
     (650) 261-5100                                      (415) 693-2000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE

         $146,809,682                                      $29,362

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 33,427,849 shares of common stock of BroadVision, Inc. having an aggregate value of $146,809,682 as of April 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that have an exchange price above the closing price of our common stock on April 23, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not applicable         Filing party: Not applicable
    Form or Registration No.: Not applicable         Date filed: Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       / /    third party tender offer subject to Rule 14d-1.
       /X/    issuer tender offer subject to Rule 13e-4.
       / /    going-private transaction subject to Rule 13e-3.
       / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /


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ITEM 1.  SUMMARY OF TERMS.

     The information set forth under "Summary of Terms" in the Offer to Exchange, dated April 27, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Our name is BroadVision, Inc., we are a Delaware corporation (the "Company"), and the address and telephone number of our principal executive office is 585 Broadway, Redwood City, California, 94063, (650) 261-5100.

     (b) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options"), Section 10 ("Status of Options Acquired by Us in the Offer), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and
Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 10 ("Status of Options Acquired by Us in the Offer") is incorporated herein by reference.

     (c)  Not applicable.

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ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Offer to Exchange under Section 14 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 15 ("Information About BroadVision") and Section 16 ("Additional Information").

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12. EXHIBITS.

     (a)  (1) Offer to Exchange, dated April 25, 2001.

          (2)  Form of Election Form.

          (3)  Form of Election Confirmation.

          (4)  Form of Election Confirmation.

          (5)  Election Form Login Page.

          (6)  Website Summary Section.

          (7)  Website Question & Answer Section.

          (8)  Website Glossary of Terms Section.

          (9) E-mail Communication to BroadVision, Inc. Employees, dated April 25, 2001.


                                       2.
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         (10)  Script for Webcast Presentation to BroadVision, Inc. Employees
on April 25, 2001.

         (11) Materials used in Webcast Presentation to BroadVision, Inc. Employees on April 25, 2001.

         (12) BroadVision, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

         (13) BroadVision, Inc. Press Release announcing voluntary stock option exchange program, dated April 25, 2001.

     (b)  Not applicable.

     (d) (1) BroadVision, Inc. Equity Incentive Plan. Exhibit A to BroadVision, Inc.'s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 25, 2000 and incorporated herein by reference.

          (2)  BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.
Exhibit 99.4 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

          (3) 1993 Interleaf Stock Option Plan. Exhibit 99.5 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

          (4) 1994 Interleaf Employee Stock Option Plan. Exhibit 99.7 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

          (5) Form of Incentive Stock Option Agreement pursuant to the BroadVision, Inc. Equity Incentive Plan. Exhibit 10.3 to BroadVision, Inc.'s Registration Statement on Form S-3 (file No. 333-3844), filed with the Securities and Exchange Commission on April 19, 1996.

          (6) Form of Nonstatutory Stock Option Agreement pursuant to the BroadVision, Inc. Equity Incentive Plan. Exhibit 10.4 to BroadVision, Inc.'s Registration Statement on Form S-3 (file No. 333-3844), filed with the Securities and Exchange Commission on April 19, 1996.

          (7) Form of Nonstatutory Stock Option Agreement pursuant to the BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.

     (g)  Not applicable.

     (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a)  Not applicable.


                                       3.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           BROADVISION, INC.

                                           /s/ RANDALL BOLTEN
                                           -----------------------
                                           Randall Bolten
                                           Chief Financial Officer

Date:  April 25, 2001


                                       4.
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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(1)            Offer to Exchange, dated April 25, 2001.

(a)(2)            Form of Election Form.

(a)(3)            Form of Election Confirmation.

(a)(4)            Form of Election Confirmation.

(a)(5)            Election Form Login Page.

(a)(6)            Website Summary Section.

(a)(7)            Website Question & Answer Section.

(a)(8)            Website Glossary of Terms Section.

(a)(9)            E-mail Communication to BroadVision, Inc. Employees, dated
                  April 25, 2001.

(a)(10) Script for Webcast Presentation to BroadVision, Inc. Employees on April 25, 2001.

(a)(11)           Materials used in Webcast Presentation to BroadVision, Inc.
                  Employees on April 25, 2001.

(a)(12) BroadVision, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(a)(13) BroadVision, Inc. Press Release announcing voluntary stock option exchange program, dated April 25, 2001.

(b)               Not applicable.

(d)(1) BroadVision, Inc. Equity Incentive Plan. Exhibit A to BroadVision, Inc.'s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 25, 2000 and incorporated herein by reference.

(d)(2)            BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.
                  Exhibit 99.4 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

(d)(3) 1993 Interleaf Stock Option Plan. Exhibit 99.5 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

(d)(4) 1994 Interleaf Employee Stock Option Plan. Exhibit 99.7 to BroadVision, Inc.'s Registration Statement on Form S-8 (file No. 333-35114), filed with the Securities and Exchange Commission on April 19, 2000 and incorporated herein by reference.

(d)(5) Form of Incentive Stock Option Agreement pursuant to the BroadVision, Inc. Equity Incentive Plan. Exhibit 10.3 to BroadVision, Inc.'s Registration Statement on Form S-3 (file No. 333-3844), filed with the Securities and Exchange Commission on April 19, 1996.


                                       5.
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(d)(6)            Form of Nonstatutory Stock Option Agreement pursuant to the
                  BroadVision, Inc. Equity Incentive Plan. Exhibit 10.4 to BroadVision, Inc.'s Registration Statement on Form S-3 (file No. 333-3844), filed with the Securities and Exchange Commission on April 19, 1996.

(d)(7) Form of Nonstatutory Stock Option Agreement pursuant to the BroadVision, Inc. 2000 Non-Officer Equity Incentive Plan.

(g)               Not applicable.

(h)               Not applicable.


                                       6.
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